Adam J. Agron
January 16, 2008	Attorney at Law
T 303.223.1134
F 303.223.0934
aagron@bhfs.com

Mr. Mark P. Shuman

United States Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C.  20549

RE:         CrowdFunder, Inc., f/k/a Mauna Kea Enterprises, Inc. (the “Company”)

Registration Statement on Form SB-2

Filed December 7, 2007

File No. 333-147918

Dear Mr. Shuman:

In response to your letter dated January 7, 2008 and on behalf of the Company, we filed the Company’s Amendment No. 1 to its Form SB-2.  Set forth below are our responses to the comments contained in your letter.

Front Cover of Prospectus

1.       Given that there is no market for your securities, please disclose the fixed price at which your selling shareholders will sell their securities.  See Schedule A Item 16 of the Securities Act of 1933 and Regulation S-B Item 501(a)(9)(iv).  Given your disclosure on the cover page that you are seeking to have your common stock quoted on the OTC Bulletin Board, we will not object if you disclose that selling shareholders will sell at the disclosed fixed price until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.  Please also revise your Plan of Distribution disclosure accordingly.

We have revised the disclosure accordingly.

Directors and Executive Officers, pages 35-36

2.       Please file as exhibits to the registration statement a written consent for each director nominee.  See Rule 438 of Regulation C.  If the nominees are now directors, provide the signatures of at least the majority of the directors on the signature page of the registration statement.

The director nominees were elected directors at a special meeting of the Company’s shareholders on December 20, 2007.  Accordingly, we have provided the signatures of all the directors on the signature page of the registration statement and made other necessary corresponding changes throughout the registration statement.

410 Seventeenth Street | Suite 2200 | Denver, CO 80202-4432	303.223.1100 tel
Brownstein Hyatt Farber Schreck, LLP | bhfs.com	303.223.1111 fax

Selling Stockholders, pages 42-46

3.       With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

We have revised the disclosure accordingly. The Company is under a contractual obligation to register only the shares of one of its shareholders, Waveland Colorado Ventures, LLC (“Waveland”). Therefore, we have deleted the names of all selling shareholders, other than Waveland, from whom we have not received the requested information.

4.       Please disclose whether any selling shareholders who are not natural persons are registered broker-dealers and/or affiliated with registered broker-dealers.  Please also disclose whether any selling shareholders affiliated with a registered broker-dealer acquired the securities to be resold in the ordinary course of business or had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities at the time of the acquisition.

We have revised the disclosure accordingly. The Company is under a contractual obligation to register only the shares of Waveland. Therefore, we have deleted the names of all selling shareholders, other than Waveland, from whom we have not received the requested information.

Part II; Item 27.  Exhibits, page 54

5.       Please file as exhibits to the registration statement written descriptions of the verbal consulting agreements referenced in the Executive Compensation section on page 37 of your prospectus.  Please also file as exhibits to the registration statement all other material contracts required to be filed pursuant to Item 601(b)(10) of Regulation S-B.  This would include, by way of example, the contracts with related persons which you describe beginning on page 39 of the prospectus.

We have filed the requested exhibits.  In those instances in which the material contracts requested consist of verbal agreements, we have filed a written summary of the terms as an exhibit consistent with the methodology you suggested for the verbal consulting agreements.

Part II; Item 28.  Undertakings, pages 54-55

6.       We note that you have partially provided the undertakings required by Item 512(e) of Regulation S-B in paragraph five of your undertakings section.  Please modify your undertakings to include the complete undertakings required by Item 512(e) of Regulation S-B that were previously omitted.

We have modified the undertakings accordingly.

7.       We note that you have provided the Rule 430A undertaking set forth in Item 512(f) of Regulation S-B, which does not appear applicable to your offering.  Please explain, or provide the Rule 430C undertaking set forth in Item 512(g)(2) of Regulation S-B.

We have modified the undertakings accordingly.

Signatures

8.       We note the signature of your chief executive officer you provided on behalf of the issuer.  Form SB-2 also requires signatures of certain of your officers and directors in their individual capacities.  Your principal executive officer, principal financial officer and either a controller or chief accounting officer must sign the registration statement.  In addition, at least a majority of the board of directors must sign the registration statement.  See Instructions for signatures 1 of Form SB-2.  If a person acts in more than one of these capacities, the signature page must indicate all of the capacities in which they are signing.  Your next amendment and all subsequent amendments must contain these signatures.

We have revised the signature page accordingly.

If you have any further questions or comments, please do not hesitate to contact me.  Thank you.

Sincerely,

/s/ Adam J. Agron
Adam J. Agron